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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                Corpfin.com, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   21986Y 10 9
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                                 (CUSIP Number)

                                The Rearden Trust
                              c/o City Trust, Ltd.
                     Third Floor, Murdoch House, South Quay
                          Douglas, Isle of Man IM1 5AS
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 21986Y 10 9
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 The Rearden Trust

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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)

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              3. SEC Use Only

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              4. Source of Funds (See Instructions):
                 OO

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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

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              6. Citizenship or Place of Organization:
                 Isle of Man

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Number of           7. Sole Voting Power:         16,435,156
Shares
Beneficially        ------------------------------------------------------------
Owned by
Each                8. Shared Voting Power:       0
Reporting
Person With         ------------------------------------------------------------

                    9. Sole Dispositive Power:    16,435,156

                    ------------------------------------------------------------

                    10. Shared Dispositive Power:  0

                    ------------------------------------------------------------

             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 16,435,156

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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)

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             13. Percent of Class Represented by Amount in Row (11)
                 78.0%

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             14. Type of Reporting Person (See Instructions)
                 OO

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Item 1.   Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share of Corpfin.com, Inc., a Delaware corporation. The principal executive offices of Corpfin.com, Inc. are located at 3353 Peachtree Road, Suite 942, Atlanta, Georgia 30326.

Item 2.   Identity and Background

This Schedule 13D is filed by The Rearden Trust, a trust formed under the laws of the Isle of Man. The trustee for The Rearden Trust is City Trust, Ltd. which has its principal offices located at Third Floor, Murdoch House, South Quay, Douglas, Isle of Man IM1 5AS.
(d) and (e) During the last five years, The Rearden Trust has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Rearden Trust purchased all of the 16,435,156 shares of Corpfin.com, Inc. common stock with trust funds without borrowing. The total consideration paid for the common stock purchases was $100,000 plus additional paid in capital of $135,000.

Item 4.   Purpose of Transaction

The Rearden Trust acquired its shares for investment purposes. It does not have any plans or proposals which relate to or would result in the following types of transactions:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure including but


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               not limited to, if the issuer is a registered closed-end
               investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) The Rearden Trust beneficially owns 16,435,156 shares of common stock which constitute approximately 78.0% of the total outstanding shares of common stock.

          (b) The Rearden Trust, through its trustee, City Trust, Ltd., has the sole power to vote and to dispose of all 16,435,156 shares of common stock.

          (c) The Rearden Trust has not effected any transactions in securities of Corpfin.com, Inc. during the past sixty (60) days.

          (d) Other than City Trust, Ltd. in its capacity as trustee, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by The Rearden Trust.

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Rearden Trust is governed by that certain Declaration of Trust made the 4th day of December 1997 by City Trust, Ltd. Pursuant to the Declaration of Trust, City Trust, Ltd. acts in the capacity of trustee for the trust and has sole voting and dispositive power over the trust funds, which include the shares of common stock of Corpfin.com, Inc. referenced herein.



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Item 7. Material to Be Filed as Exhibits


None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
February 17, 2003
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Signature
/s/ Rodney Margot
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Name/Title
Rodney Margot, Director, City Trust, Ltd. as trustee for The Rearden Trust
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